Exhibit 23.5
Consent of Person Named to Become a Director
RDA Microelectronics, Inc.
Suite 302, Building 2, 690 Bibo Road
Pudong District, Shanghai, 201203
People’s Republic of China
Ladies and Gentlemen:
     Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of RDA Microelectronics, Inc. (the “Company”), and any amendments thereto, which indicate that I have accepted the nomination to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to such Registration Statement, I will serve as a member of the board of directors of the Company.
Sincerely yours,

/s/ Kern Lim
Name: Kern Lim